Prospectus

Genetic Technologies Limited

ACN 009 212 328
ASX Code: GTG

An offer by the Company of up to 200,000 New Shares at an issue price of $0.01 per New Share to raise up to $2,000.

This Prospectus is prepared in accordance with Section 708A(11)(2)(b) of the Corporations Act for the purpose of removing trading restrictions on the sale of any Shares issued pursuant to the Offer and any Shares issued by the Company prior to the date of this Prospectus.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

AN INVESTMENT IN THE COMPANY'S SECURITIES SHOULD BE CONSIDERED SPECULATIVE

This Prospectus is an important document and should be read in its entirety. It is a prospectus issued pursuant to Section 713 of the Corporations Act. It does not, itself, contain all the information that is generally required to be set out in a full prospectus, but refers to other documents, the information of which is deemed to be incorporated into this prospectus. The securities offered by this Prospectus should be considered speculative.

Signed on behalf of **Genetic Technologies Limited** in accordance with section 351 of the *Corporations Act 2001 (Cth)*:

....
Signature of director / company secretary

Peter Rubinstein
....
Name

12 August 2021
....
Date

IMPORTANT INFORMATION

This Prospectus is dated 12 August 2021 and was lodged with ASIC on that date. Neither ASIC nor ASX or any of their officers, take any responsibility for the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

In preparing this Prospectus, regard has been had to the fact that ASX maintains a database of publically disclosed information about the Company, that the Company is a disclosing entity for the purposes of the Corporations Act and that certain matters may reasonably be expected to be known to professional advisors with whom potential investors may consult. This Prospectus has been prepared pursuant to Section 713 of the Corporations Act, which allows the issue of a more concise prospectus in relation to an offer of continuously quoted securities. It is intended to be read in conjunction with publicly available information, as described in Section 4.1 below.

Various statements in this Prospectus constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or implicitly portrayed in this Prospectus.

The Offer does not, and is not intended to, constitute an offer in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this document under the laws applicable in that jurisdiction.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and any person into whose possession this Prospectus comes should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to lodge this Prospectus in any jurisdiction outside of Australia or to otherwise permit a public offering of New Shares in any jurisdiction outside Australia.

The New Shares have not been and will not be registered under the US Securities Act of 1933 and may only be offered, sold or resold in, or to persons in, the United States in accordance with an available exemption from registration.

The contents of this Prospectus have not been reviewed by any regulatory authority in Hong Kong nor is any offer under this Prospectus to be made to persons or entities resident in Hong Kong. This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.

No person is authorised to give any information or to make any representation in connection with the Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by the Company in connection with the Offer. Neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Prospectus except as required by law and then only to the extent so required.

This Prospectus does not take into account the investment objectives, financial situation and particular needs of any person. Professional advice should be sought before deciding to invest in any securities the subject of this Prospectus.

There are risks associated with an investment in the Company and the securities offered under this Prospectus should be regarded as a speculative investment. The securities offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the New Shares.

Certain abbreviations and other defined terms are used throughout this Prospectus. Details of the definitions and abbreviations used are set out in Section 5 of this Prospectus. All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

This Prospectus may be viewed in electronic form online at the Company's website: https://www.gtglabs.com/investor-centre. The information on the Company's website (outside the electronic Prospectus) does not form part of this Prospectus. Additional copies of the Prospectus are available at the registered office of the Company.

Any person may obtain a copy of this Prospectus or any of the documents referred to in Section 4.1 free of charge by contacting the Company via email on: mike.tonroe@gtglabs.com.

SUMMARY OF THE OFFER

Topic	Details	More information
What is the Offer?	This Prospectus relates to the Offer to be made by the Company of up to 200,000 Shares at an issue price of $0.01 per Share to raise up to $2,000.	Section 2
What is the purpose of the Prospectus	The Company was admitted to the ASX official list on 30 July 1987 and is a "**disclosing entity**" for the purposes of the Corporations Act. As such the Company has made a number of announcements which are available for review on the ASX announcements platform. This Prospectus has been prepared in accordance with Section 708A(11)(2)(b) of the Corporations Act for the purpose of removing trading restrictions on the sale of any Shares issued pursuant to the Offer or issued prior to the date of this Prospectus.	Section 2
Nature of this Prospectus	This Prospectus is a transaction specific prospectus issued under section 713 of the Corporations Act relating to securities of a class which have been quoted for 12 months before the date of this Prospectus.	Section 1.2
Application for Shares	An application for Shares can only be made by an investor using an Application Form. A completed Application Form and accompanying cheque must be mailed or delivered to the Company as follows: *The Company Secretary* *Genetic Technologies Limited* *60-66 Hanover Street, Fitzroy, Victoria 3065*	-
Opening and Closing Dates	The Opening Date is 16 August 2021 and the Closing Date is 5.00 pm (AEST) 31 August 2021.	Section 2
Risk Factors	Refer to Section 3.	Section 3
Minimum raising	There is no minimum raising under this Prospectus.	
How do the New Shares rank	All New Shares issued will rank equally in all respects with existing Shares from the date of their issue.	Section 4.3
ASX	The Company is admitted to the Official List of the ASX. Not later than 7 days after the date of this Prospectus, the Company intends to make an application to the ASX for the Official Quotation of the Shares offered under this Prospectus. The fact that the ASX may admit the Shares for Official Quotation is not to be taken in any way as an indication of the value or merits of the Company or of the Shares offered under this Prospectus. Official Quotation, if granted, will commence as soon as practicable after the issue of transaction holding Statements to successful Applicants in respect of the Shares. If permission for quotation of the Shares offered under this Prospectus is not granted within 3 months after the date of this Prospectus, all Application money will be refunded without interest.	

1. Overview

1.1 Introduction

This Prospectus relates to the Offer to be made by the Company of up to 200,000 New Shares at an issue price of $0.01 per New Share to raise up to $2,000.

The opening date of the Offer is 16 August 2021 (**Opening Date**) and the closing date of the Offer is 5.00 pm (AEST) 31 August 2021 (**Closing Date**). The Company reserves the right to close the Offer early without notice.

The Offer is not underwritten and there is no sponsoring broker.

The Company is already included in the Official List of the ASX and the ASX Listing Rules apply to all securities issued by the Company.

1.2 Purpose of this Prospectus

The purpose of the Offer is to remove the trading restrictions on the sale of any Shares issued pursuant to the Offer and any Shares that have been issued prior to the date of this Prospectus, in each case in accordance with Section 708A(11) of the Corporations Act.

As noted in the Company's ASX announcement of 19 July 2021, the Company has issued 209,363,400 fully paid ordinary shares in the capital of the Company which were issued to the Company's US depositary agent in anticipation of completion of the Company's acquisition of EasyDNA's brands and assets - also as detailed in the Company's ASX announcement of 19 July 2021 (**EasyDNA Acquisition**). The Company did not provide a section 708A(5) cleansing notice at that time and the issue of this Prospectus will cleanse the shares issued on 19 July 2021 plus any Shares issued under this Prospectus. The EasyDNA Acquisition is anticipated to be completed in the United States on or around Friday 13 August 2021 Melbourne time.

1.3 Details of the EasyDNA

EasyDNA is a direct-to-consumer eCommerce business marketing and selling DNA tests and results through 70 websites in 40 countries.

In the 2020 calendar year, EasyDNA had total unaudited revenue of approximately US$4.63 million through retail sales of its at-home DNA tests via its online sales. EasyDNA currently sells paternity, oncology and health and wellbeing genomics-based laboratory tests with agreements with 12 laboratories in North America, AsiaPac and Europe. EasyDNA revenue has grown by 11% in the last two years and GTG will target opportunities for further growth.

Revenue is received from the sale of test kits to customers via the network of websites. Tests are typically performed via an oral swab sent directly to the customer from external laboratory partners. The laboratory processes the tests and transmits the results to EasyDNA, with test results communicated to customers by email.

EasyDNA revenue contributions are strongly weighted to five countries: Australia, UK, France, Canada and the USA, where it received 68% of its CY'20 revenue with the UK as the largest market contributing 20% of total revenue. EasyDNA has current agreements with 12 NATA and associated international certified laboratories.

Additionally, GTG will be onboarding the existing team, retaining the skills and expertise of EasyDNA's employees based in Malta and Australia. This includes the retention of Kevin Camilleri, founder and CEO of EasyDNA, who will be heading up GTG's Direct to Consumer Division

following the completion of the acquisition. Except for this, no changes will be made to the GTG board and key management personnel.

1.4 EasyDNA Acquisition Agreement

The Company executed an acquisition agreement (**Acquisition Agreement**) on 18 July 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation Inc and its associated brands trading as EasyDNA (**EasyDNA** or **EasyDNA Acquisition**).

The Acquisition Agreement provides for the acquisition of all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities.

Under the terms of the Acquisition Agreement, GTG will acquire 100% of EasyDNA's brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising upfront cash consideration of US$2 million and US$1.5 million worth of GTG securities in the nature of ADRs (**Consideration ADRs**).

The issue of new ordinary shares underlying the Consideration ADRs represents 2.3% of GTG's issued share capital prior to the EasyDNA Acquisition and were issued on 19 July 2021 under GTG's Listing Rule 7.1 capacity to the Company's US Depositary Agent in anticipation of completion. An additional US$500k cash consideration will be held in escrow for up to 12 months and paid subject to the completion of conditions precedent.

1.5 Applications

Applications for Shares under the Offer must be made using an Application Form and are made on the conditions stated in the Application Form.

The Directors reserve the right to issue Shares pursuant to the Offer at their absolute discretion. Accordingly, please do not submit an Application Form unless directed to do so by the Directors.

2. Effect of the Offer on the Company

2.1 Effect on financial position of the Company

The effect on the financial position of the Company by a full subscription for all the New Shares pursuant to the Offer (**Fully Subscribed**) will be to increase the Company's cash reserves by $2,000 (prior to the expenses of this Offer).

It is estimated that the expenses of this Offer will amount to approximately $30,000, leaving a net effect of the Offer of a decrease in cash reserves of $28,000.

2.2 Effect on the capital structure of the Company

(a) Details of Capital Structure

The following table sets out the existing capital structure of the Company as at 30 June 2021 (prior to the issue of Shares for the EasyDNA Acquisition) and also after the issue of the new Shares for the EasyDNA Acquisition.

For the purposes of presenting this table, the below table assumes that prior to the Closing Date there will be no other Share issues by the Company and that there will be no securities convertible into Shares issued and converted prior to the Closing Date.

Share Capital Structure	Number on issue
Shares currently on issue – quoted	9,016,726,743
Shares currently on issue - quoted but subject to escrow (i.e. restricted securities)	-
Shares issued under the Offer (assuming full subscription under the Offer)	200,000
Shares issued in respect of the purchase consideration for the EasyDNA Acquisition	209,363,400
Total Shares	9,226,290,143

2.3 Options / Warrants issued by the Company

Unquoted securities (as previously detailed in Company ASX announcements)

ASX security code and description	Total number of securities on issue
Options exercisable at $0.01 each expiring 16/02/22	5,500,000
Options exercisable at $0.0153 each expiring 08/08/21	12,500,000
Options exercisable at $0.01 each expiring 11/12/21	10,000,000
Options exercisable at $0.008 each expiring 29/10/22	229,000,000
Options exercisable at $0.008 each expiring 20/12/22	250,000,000

Options exercisable at $0.008 each expiring 05/03/23	2,500,000
Class A Performance Rights each expiring 11/12/21	15,000,000
*** US warrants**	
Warrants exercisable at USD$0.00365, each expiring 1/04/25	40,114,200
Warrants exercisable at USD$0.00417, each expiring 19/04/25	28,177,578
Warrants exercisable at USD$0.004166, each expiring 21/12/25	156,000,000
Warrants exercisable at USD$0.0104, each expiring 21/12/25	39,975,000
*** Performance rights**	
Class A Performance rights expiring 21/12/2023	25,000,000
Class B Performance rights expiring 21/12/2023	50,000,000
Class C Performance rights expiring 21/12/2023	50,000,000
Options exercisable at $0.008 each expiring 01/12/2023	12,850,000
Class D Performance rights expiring 04/02/2024	60,000,000
Class E Performance rights expiring 10/03/2023	3,937,500

2.4 Potential effect on control of the Company

If fully subscribed, the Offer will not have a material effect on the control of the Company.

2.5 Market price of Shares

The highest and lowest closing market prices of the Shares on ASX during the 3 months of trading preceding the date of lodgement of this Prospectus with ASIC and the respective dates of those sales, are:

Highest:	$0.01 on 2 July 2021
Lowest:	$0.007 on 10 August 2021

2.6 Details of Substantial Shareholders

Based on publicly available information as at 9 August 2021 the following is the top 10 shareholders in the Company:

Shareholder	No of Shares	%
HSBC CUSTODY NOMINEES (AUSTRALIA) LTD*	6,857,087,321	74.32
MJGD NOMINEES PTY LTD	200,849,309	2.18
DOMA 193 PTY LTD <DOMA 193 A/C>	144,551,379	1.57
RIP OPPORTUNITIES PTY LTD <PIR SUPER	124,999,999	1.35

FUND A/C>		
IRWIN BIOTECH NOMINEES PTY LTD <BIOA A/C>	75,849,310	0.82
MONUMENT HILL PTY LTD	42,000,001	0.46
MISS SUSAN SPITERI	41,142,778	0.45
HILCOR TRADING PTY LTD <ZECEVIC SUPER FUND A/C>	40,000,000	0.43
MR WARWICK WRIGHT	33,000,000	0.36
MR JOHN CHRISTOPOLOUS <CHRISAND FAMILY A/C>	26,000,000	0.28

* *Note holding by HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED represents the Shares held by the Company's US Depositary Agent which in turn supports the issue of the Company's American Depositary Shares for trading on NASDAQ.*

3. Risk factors

This section identifies some of the major risks associated with an investment in the Company. Intending Applicants should read the whole of this Prospectus in order to fully appreciate such matters and the manner in which the Company intends to operate before any decision is made to subscribe for shares.

Risks associated with investments have materially increased in this new volatile and uncertain market after COVID-19. The ongoing effect and future outcome of COVID-19 and its impact generally on companies and markets is unknown.

3.1 Speculative nature of investment

Eligible Shareholders should be aware that subscribing for New Shares involves various risks. The New Shares to be issued pursuant to the Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those New Shares. Accordingly, an investment in New Shares in GTG should therefore be considered very speculative.

3.2 Other business or operational risks

(a) **Sufficiency of funding:** GTG has limited financial resources and will need to raise additional funds from time to time to finance the complete development and commercialisation of its products and its other longer-term objectives. It is likely that GTG in the future may require additional capital (debt or equity) for working capital and, if that occurs by way of an equity issue, there is no guarantee of the issue price at which such additional equity capital is raised and there is potential dilution for existing shareholders. The Company's ability to raise additional funds and the price at which any funds are raised, will be subject to, among other things, factors beyond the control of GTG and its Directors, including cyclical factors affecting the economy and share markets generally. The Directors can give no assurance that future funds can be raised by GTG on favourable terms, if at all.

(b) **GTG may never achieve profitability:** GTG has since incorporation incurred losses from its operations and there is no assurance that GTG will achieve profitability.

(c) **Business strategy execution risk:** The Company's future growth and financial performance is dependent on the Company's ability to successfully execute its business strategy. This will be impacted by a number of factors, including the Company's ability to:

- Incorporate the EasyDNA product offering into its current business operations and continue rates of sales achieved to date;
- Commercialise its current suite of predictive health care professional supervised DNA tests to the extent that the Company's developed products will produce positive cashflows.

There can be no assurance that GTG can successfully achieve any or all of the above initiatives / strategies. The failure by GTG to successfully execute its business strategy could have a material adverse effect on the Company's business, financial condition and results of operations.

(d) **Intellectual Property Risks:** We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be certain that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others. Patents issued to, or licensed by, us may be infringed or third parties may independently develop the same or similar technologies. Similarly, our patents may not provide us with meaningful protection from competitors,

including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. We may sue or be sued by third parties regarding our patents and other intellectual property rights. These suits are often costly and would divert valuable funds and technical resources from our operations and cause distraction to management.

(e) **Potentially hazardous materials, chemicals and patient samples:** Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient tissue and blood samples. We do not knowingly deal with infectious samples. We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products. However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples. If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.

(f) **Government regulation:** Apart from accreditation requirements, we are generally not subject to regulation. From time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing. In the future, these regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes. In addition, if such regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other government bodies. Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities. Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services. Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business and might adversely affect our operations and financial condition.

(g) **Professional liability risk:** Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims and possible adverse publicity. We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our services. Litigation of such claims could be costly. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition.

3.3 Prospective Information

No assurance as to future profitability or dividends can be given as they are dependent on successful product development, future earnings and the working capital requirements of the Company. There can be no guarantee that the assumptions on which the financial forecasts and development strategies of the Board, or those upon which GTG bases its decisions to proceed, will ultimately prove to be valid or accurate.

The forecasts and development strategies depend on various factors, many of which are outside the control of the Company. Changes in interest rates, exchange rates, government budgetary measures, relevant taxation and other legal regimes and Government policies may adversely affect the Company. The Board can give no assurance, however, that GTG's current business objectives can be met without future financing or, if future financing is necessary, that it can be obtained on favourable terms.

3.4 Concluding Comment

The above list of risk factors ought not to be taken as an exhaustive one of the risks faced by GTG or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of GTG and the value of the New Shares offered under this Prospectus. Therefore, the New Shares to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value or price at which those New Shares may be traded.

Investment in GTG must be regarded as highly speculative and neither GTG nor any of its Directors or any other party associated with the preparation of this Prospectus guarantee that any specific objectives of GTG will be achieved or that any particular performance of GTG or of the New Shares, including those offered by this Prospectus, will be achieved.

4. Additional information

4.1 Continuous disclosure and documents available for inspection

This Prospectus is issued pursuant to section 713 of the Corporations Act. Section 713 of the Corporations Act enables companies to issue transaction specific prospectuses where those companies are, and have been for a period of 12 months, disclosing entities. The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

Persons intending to participate in the Offer should refer to the announcements made by the Company to the ASX. This information is available from the ASX website, www.asx.com.au (ASX Code: GTG), and the Company's website, www.gtglabs.com.

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

Additionally, the Company is also required to prepare and lodge with ASX yearly and half yearly financial statements accompanied by a directors' statement and report and an audit review or report. These reports are released to ASX and published on the Company's and ASX's websites.

Copies of documents lodged with the ASIC (including the Constitution) in relation to the Company may be obtained from or inspected at, an office of ASIC. Upon request, the Company will provide you with a copy (free of charge during the Offer period of this Prospectus) of:

- the annual financial reports lodged with ASX for the financial year ended 30 June 2020 (**2020 Annual Report**);
- half year financial report for the 6 month period ended 31 December 2020 lodged with ASX on 26 February 2021;
- all continuous disclosure notices given by the Company after lodgement of the 2020 Annual Report with ASIC on 18 September 2020.

4.2 ASX Releases

ASX releases of the Company since the date of lodgement of the Company's latest annual report and prior to the date of lodgement of this Prospectus are listed below:

Date	ASX Announcement title
03/08/2021	Company Secretary Appointment
28/07/2021	Genetic Technologies Investor Presentation and Webinar
26/07/2021	Quarterly Activities Report & Appendix 4C
21/07/2021	Updated Appendix 2A
21/07/2021	Change in substantial holding
20/07/2021	Application for quotation of securities - GTG
19/07/2021	Proposed issue of securities - GTG
19/07/2021	Genetic Technologies Acquires EasyDNA
28/06/2021	Response to ASX Query
11/06/2021	US Patent Office Grants Foundational Pharmacogenomic Patent
01/06/2021	GTG COVID-19 Risk Test launched in USA
28/05/2021	Trading Halt
26/05/2021	Change in substantial holding

29/04/2021	Quarterly Activities Report & Appendix 4C
26/04/2021	COVID- 19 Risk Test Approved for Commercial Release
12/04/2021	Genetic Technologies appoints Mike Tonroe as CFO
09/04/2021	GTG COVID-19 Risk Test launch update
01/04/2021	Appendix 3G
10/03/2021	Section 708A Notice
10/03/2021	Appendix 2A
09/03/2021	GTG presenting at HC Wainwright Conference
03/03/2021	GTG signs 3-year US licence agreement for COVID risk test
02/03/2021	Trading Halt
02/03/2021	Pause in Trading
26/02/2021	1H21 Half Year Results
26/02/2021	Half Yearly Report and Accounts
08/02/2021	Section 708A Notice
04/02/2021	Appendix 3G
04/02/2021	Appendix 2A
28/01/2021	Quarterly Activities Report & Appendix 4C
27/01/2021	US SEC Form 6-K
27/01/2021	Prospectus Supplement
27/01/2021	Change in substantial holding
25/01/2021	Section 708A Notice
25/01/2021	Appendix 2A
25/01/2021	Proposed issue of Securities - GTG
22/01/2021	Genetic Technologies US$6.56 Million Capital Raising
12/01/2021	Investor Presentation
04/01/2021	Genetic Technologies appoints Simon Morriss as CEO
24/12/2020	Change of Directors' Interest Notices
21/12/2020	Appendix 3G
10/12/2020	Results of Meeting
10/12/2020	AGM Presentation
10/12/2020	Chairman's AGM Address
02/12/2020	Updated Announcement
01/12/2020	GTG Secures US and ANZ Distribution Rights for PREDICTIX
01/12/2020	Pause in Trading
09/11/2020	AGM Letter to Shareholders
06/11/2020	Notice of Annual General Meeting/Proxy Form
30/10/2020	Investor Presentation
30/10/2020	Quarterly Activities Report & Appendix 4C
27/10/2020	Quarterly Investor Webinar
23/10/2020	US Securities & Exchange Commission FORM 20-F filing
07/10/2020	Change in substantial holding
18/09/2020	Appendix 4G and Corporate Governance Statement

The Company may make further ASX announcements after the date of this Prospectus. Copies of the abovementioned announcements (as well as any further announcements) will be available on the ASX website, www.asx.com.au under the Company's code "GTG". You are advised to refer to

the ASX's website and the Company's website for announcements or updates relating to the Company.

4.3 Information excluded from continuous disclosure notices

As at the date of this Prospectus, there is no information that has not been disclosed under the continuous disclosure requirements of the Listing Rules and which the Board considers would reasonably require in order to assess the Company's assets and liabilities, financial position and prospects and the rights and liabilities attaching to Shares in the Company.

4.4 Rights Attaching to New Shares

The New Shares will rank equally in all respects with existing Shares. Full details of the rights attaching to Shares are set out in the Company's Constitution, a copy of which can be inspected, free of charge, at the Company's registered office during normal business hours. In applying for New Shares, the Applicant agrees that it and the New Shares to issue upon that exercise are bound by the terms of the Constitution. The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

(a) General Meetings and Notice: Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company. Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act.

(b) Voting Rights: Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at general meetings of Shareholders or classes of Shareholders:

- each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;
- on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and
- on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Share, but in respect of partly paid Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the Shares.

(c) Dividend Rights: While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act. Subject to the rights of persons entitled to Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those Shares bear to the issue price of the Shares.

(d) Winding Up: If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

(e) Transfer of Shares: Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules.

(f) Variation of Rights: The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to Shares.

4.5 Interests of Directors

Other than as announced to ASX, set out below or elsewhere in this Prospectus, no Director, or any entity in which a Director is a partner or director, has or has had in the 2 years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which a Director is a partner or a Director, either to induce him to become, or qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

4.6 Interests in existing securities

(a) Interests of Directors – Existing Shareholdings

The interests of the Directors (including via controlled entities) in the securities of the Company at the date of this Prospectus are as follows:

	Peter Rubinstein	George Muchnicki	Nick Burrows	Lindsay Wakefield
Current Number of Shares	308,132,009	263,085,885	1,670,000	9,418,104
Current percentage holding	3.3%	2.85%	0.018%	0.010%
Current number of options	125,000,000	125,000,000	Nil	Nil
Current number of Performance Rights	5,000,000 Class A exp: 11/12/21 7,500,000 Class A exp: 21/12/23 25,000,000 Class B exp: 21/12/23 25,000,000 Class C exp: 21/12/23	6,250,000 Class A exp: 11/12/21 7,500,000 Class A exp: 21/12/23 25,000,000 Class B exp: 21/12/23 25,000,000 Class C exp: 21/12/23	5,000,000 Class A exp: 21/12/23	3,750,000 Class A exp: 11/12/21 5,000,000 Class A exp:21/12/23
Total	495,632,009	451,835,885	6,670,000	18,168,104

Notes to table 4.6(a) -

- *Class A VWAP Hurdle @2cps (exp: 11/12/21)*
- *Class A exercisable upon the Share price reaching $0.012 or greater for more than 10 day consecutive ASX trading days (exp: 21/12/23)*
- *Class B exercisable upon the Share price reaching $0.014 or greater for more than 10 day consecutive ASX trading days and sales commencing on the Consumer Initiated Testing (CIT) platform in either Australia or the United States*
- *Class C upon a minimum of 4000 tests (excluding free trial tests) being processed in any 12 month period or the market cap of GTG reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner*

(b) Interests of Directors – Participation in the Offer

None of the Directors will participate in the Offer.

(c) Remuneration of Directors

The Directors are currently entitled to the following remuneration or directors' fees:

Director	Remuneration (p.a.)
Peter Rubinstein	**$97,469**
George Muchnicki	**$200,000 (incl.$58,330 Directors fee)**
Nick Burrows	**$67,462**
Lindsay Wakefield	**$67,462**

4.7 Related Party Transactions

There are no related party transactions entered into that have not otherwise been disclosed in this Prospectus.

4.8 Interests of experts and advisers

Other than as set out below or elsewhere in this Prospectus, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- promoter of the Company; or
- underwriter to the issue or a financial services licensee named in this Prospectus as a financial services licensee involved in the issue

holds, or has held in the 2 years before the date of lodgement of this Prospectus with ASIC, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer or the Offer itself; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any of the above persons for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

4.9 Broker handling fees

No handling fees are payable in connection with the Offer under this Prospectus.

4.10 Offers outside Australia

This Prospectus does not, and is not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue / distribute this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

4.11 Taxation

The Directors do not consider that it is appropriate to provide investors with advice regarding the taxation consequences of accepting the Offer under this Prospectus. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to investors in respect of any issue.

4.12 Privacy disclosure

By filling out the Application Form you are providing personal information to the Company through its Share Registry. The Corporations Act requires the Company to include information about each security holder (name, address and details of the securities held) in its public register. This information must remain in the register even if you cease to be a security holder in the Company. The Company, and the Registry on its behalf, may collect, hold and use that Information in order to process your Application, facilitate dividend payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements. Your personal information may also be provided to the Company's members, agents and service providers on the basis that they deal with such information in accordance with the Company's privacy policy.

If you do not provide the information requested in the Application Form, the Company and the Registry may not be able to process or accept your Application.

4.13 Expenses of the Offer

The total expenses of the Offer are estimated to be approximately $30,000 plus GST comprising ASIC lodgement fees and other administrative expenses.

4.14 Legal proceedings

To the Director' knowledge, there is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

4.15 Material Contracts

The Company has not entered into any material contracts other than those which have been the subject of ASX announcements or referred to in this Prospectus.

4.16 Queries concerning your Entitlement

If you have any queries concerning this Prospectus please contact Mike Tonroe on 0415 750 996 (within Australia) or +61 415 750 996 (outside Australia) during the hours of 9am and 5pm, Melbourne time.

4.17 Authority of Directors

The Directors have made all reasonable enquiries in the preparation of this Prospectus and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect to any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with the ASIC, or to the Directors knowledge, before any issue of New Shares pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may reasonably be expected to be known to likely investors or their professional advisors.

Each of the Directors of the Company has consented to the lodgement of this Prospectus in accordance with Section 720 of the Corporations Act and has not withdrawn that consent.

Dated 12 August 2021

By:

Peter Rubinstein
Director
For and on behalf of the Board
Genetic Technologies Limited

5. Definitions

$** or **A$ or **AUD** means references to dollar amounts in Australian currency;

AEDT means Australian Eastern Daylight Time;

ASIC means the Australian Securities and Investments Commission;

Application Form means the form which is attached as Attachment 1 to this Prospectus;

ASX means ASX Limited ACN 008 624 691;

ASX Settlement means ASX Settlement Pty Ltd ACN 008 504 532;

ASX Settlement Operating Rules means the operates rules of ASX Settlement from time to time;

Closing Date means 5.00 pm (AEST) 31 August 2021;

Company means Genetic Technologies Limited ACN 009 212 328;

Constitution means the constitution of the Company;

Corporations Act means the *Corporations Act 2001*(Cth);

Directors or **Board** means the board of directors of the Company;

EasyDNA Acquisition means proposed acquisition by the Company of the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA from US company General Genetics Corporation Inc (and its associated subsidiaries) pursuant to an acquisition agreement (**Acquisition Agreement**) executed on 18 July 2021;

Issue Price means the issue price for New Shares of $0.01 each;

Listing Rules means the listing rules of ASX;

New Share means a Share issued pursuant the Offer under this Prospectus or a Deposit Share;

Offer means the offer described in this Prospectus;

Opening Date means 16 August 2021;

Prospectus means this prospectus as modified or varied by any supplementary prospectus made by the Company and lodged with ASIC from time to time;

Section means a section of this Prospectus;

Share means a fully paid ordinary share in the issued capital of the Company.

6. CORPORATE DIRECTORY

Directors / Senior Management

Peter Rubinstein	Chairman, Non Executive Director
George Muchnicki	Executive Director
Nick Burrows	Non Executive Director
Lindsay Wakefield	Non Executive Director
Simon Morriss	Chief Executive Officer
Mike Tonroe	Chief Financial Officer and Company Secretary

Registered office

60-66 Hanover Street,
Fitzroy, Vic, Australia, 3065

APPLICATION FORM

To:

The Directors
Genetic Technologies Limited ACN 009 212 328
60-66 Hanover Street, Fitzroy, Victoria 3065

Application

1. I (being the person named in item 1 of the Schedule) accept the offer of New Shares described in the prospectus dated 16 August 2021 lodged with ASIC (**Prospectus**) to which this Application forms part. The expiry date of the Prospectus is 31 August 2021.

2. I understand that the Company makes no representation or guarantee in respect of any investment in Shares.

3. I agree that any New Shares described in this Prospectus are issued subject to and bound by the terms of this Prospectus the Constitution of the Company (as amended from time to time) and the ASX Listing Rules.

4. I acknowledge that:

   (a) the Prospectus (referred to above) has been lodged by the Company with ASIC in respect of the offer of the New Shares described in the Prospectus;

   (b) I have read, understood and obtained independent legal and financial advice concerning the Prospectus and this investment in the New Shares;

   (c) I make this application for New Shares pursuant to the terms of the Prospectus;

   (d) by lodging this Application Form and a cheque for the Application Monies I apply for the number of New Shares specified in this Application Form or such lesser number as may be allocated by the Directors;

   (e) an investment in the Company is speculative and there is no guarantee that there will be any return on Shares (whether by way of dividends or return of capital or any other manner whatever); and

   (f) there is no guarantee that there will be any market (whether official or unofficial) for trading of the Company shares generally.

5. This Application is irrevocable and unconditional.

6. The validity and construction of this Application and, where the Application is accepted, the terms on which New Shares are allotted to the Applicant is governed and construed in accordance with the laws of the State of Victoria.

SCHEDULE

1. **Name and address of Applicant:**

2. **Contact Details:**

   Daytime contact:

   Email contact:

3. **CHESS Details:** PID..HIN...

4. **Number of New Shares:**

5. **Application Money:** $

6. Cheque details: Drawer:

   Bank and Branch:

Dated: # # 2021

Execution

Signed Sealed and Delivered by
#[insert] in the presence of:

....
Signature of Applicant

....
Signature of witness

....
Name of witness
(please print)